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                            November 2, 2023

       Samuel Gloor
       Chief Executive Officer
       BYTE Acquisition Corp.
       445 Park Avenue, 9th Floor
       New York, NY 10022

                                                        Re: BYTE Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 18,
2023
                                                            File No. 333-274464

       Dear Samuel Gloor:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 6, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Certain Projected Financial Information for Airship AI, page 113

   1. We note your response to prior comment 10. Please revise to provide a more complete discussion regarding
the Market Research or RFI Opportunities in your estimated sales pipeline. Additionally,
we note your disclosure that Market Research or RFI opportunities largely consist of
formal or informal responses to a customer about needs and
                                                        requirements and
Airship AI   s ability to solve them. Please quantify and clearly discuss the underlying
assumptions related to how such "formal or informal responses" are converted into revenue.
       Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023, page 187

   2. Please revise to label the adjustment that reduces redeemable common stock by
                                                        $19.26 million as pro
forma adjustment (3) rather than pro forma adjustment (1).
 Samuel Gloor
FirstName LastNameSamuel   Gloor
BYTE Acquisition  Corp.
Comapany 2,
November  NameBYTE
             2023      Acquisition Corp.
November
Page 2    2, 2023 Page 2
FirstName LastName
Information About Airship AI, page 214

3. We note your response to prior comment 17. Please expand your disclosure with respect to your other offerings to discuss how your AI models structure data from the various inputs and the specific data points customers receive.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Airship AI
Key Performance Indicators, page 221

4. We note your revised disclosure and response to prior comment 18. Please explain further how you have historically evaluated your business from a customer standpoint, and whether you have historically tracked any customer related metrics. Results of Operations, page 223

5. We note your disclosure that for the six months ended June 30, 2023 one customer accounted for 60% of revenue. Please revise to provide additional discussion regarding the increase in reliance on a single customer. In addition, please tell us whether you are substantially dependent on this customer, and if so, please provide any agreement with them as an exhibit or tell us why it is not required.
General

6. We note your disclosure that BYTS no longer needs to have net tangible assets of at least
         $5,000,001 prior to or upon consummation of the Business Combination. Please revise your registration statement to clarify that this is no longer a condition of the Merger
         Agreement, including on the cover page and pages 22 and 136. In addition, we note that if the amount in the trust falls below $5,000,001 as a result of redemptions, Airship Pubco would likely also no longer meet the Nasdaq listing standards. At that point it is possible
         Airship Pubco could become a penny stock. Please revise your cover page and risk factors to clearly discuss the impact that the trust falling below $5,000,001 could have upon your listing on Nasdaq. Please provide clear disclosure that removal of this provision may result in your securities falling within the definition of penny stock, and clearly discuss the risk to the company and investors if your securities were to be considered penny stock.
 Samuel Gloor
FirstName LastNameSamuel   Gloor
BYTE Acquisition  Corp.
Comapany 2,
November  NameBYTE
             2023      Acquisition Corp.
November
Page 3    2, 2023 Page 3
FirstName LastName
       Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Elliott Smith